Exhibit 99.17

CONSENT OF QUALIFIED PERSON

Ladies and Gentlemen:

Wood Canada Limited (“Wood”) consents to (1) the references to Wood’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statements on Forms S-8 (File Nos. 333-190121 and 333-287365) of Denison Mines Corp. (the “Registration Statements”), in connection with the sections of the report entitled “NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada,” filed on August 9, 2023 with an effective date of June 23, 2023 (the “Technical Report”), prepared by Wood and (2) all other references to Wood included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statements and to the inclusion and incorporation by reference of the information derived from the sections of the Technical Report prepared by Wood in the Annual Report on Form 40-F and the Registration Statements.

Dated: March 30, 2026

Signed on behalf of Wood Canada Limited

/s/ Johanna Koch
By:	Johanna Koch
Operations Director, US, Saskatoon and Trail
Authorized signor for Wood Canada Limited